Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03 Fact Sheet (J335) May 14, 2013
Credit Suisse -- Return Enhanced Notes due June 4, 2014 Linked to the MSCI All
Country (AC) Asia Ex-Japan Index

Trade Details and Characteristics

Issuer:                 Credit Suisse AG ("Credit Suisse") Nassau Branch
Pricing Date:           Expected to be May 16, 2013.
Settlement Date:        Expected to be May 22, 2013.
Underlying:             MSCI All Country (AC) Asia Ex-Japan Index
Upside Leverage Factor: 2
Payment at Maturity:    A cash payment at maturity per $1,000 principal amount of notes equal to:
                         o  if the Final Level is greater than the Initial Level, $1,000 + $1000 []
                            the lesser of (i) the Maximum Return and (ii) the product of the
                            Underlying Return and the Upside Leverage Factor.
                         o  If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.
                         o  if the Final Level is less than the Initial Level, $1,000 + ($1,000 []
                            Underlying Return).
Maximum Return:         Expected to be 16.80% (to be determined on the Pricing Date).
Underlying Return:      (Final Level -- Initial Level) / Initial Level
Initial Level: (*)      The closing level of the Underlying on the Pricing Date.
Final Level:            The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates: ([])   May 23, 2014, May 27, 2014, May 28, 2014, May 29, 2014 and May 30,
                        2014 (each a "Valuation Date" and May 30, 2014, the "Final Valuation
                        Date")
Maturity Date: ([])     June 4, 2014
Fees:                   J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit
                        Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of
                        $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
----------------------- -----------------------------------------------------------------------------

Return Profile

[] Provides opportunity for a return at maturity of 2 times the appreciation of the Underlying, if any, subject to the Maximum Return.  Any payment on the notes is subject to our ability to pay our obligations as they become due.
[] Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Underlying declines.
You could lose your entire investment.

Product Risks

[] Investment may result in a loss of up to 100%.  If the Final Level is less than the Initial Level, you will be fully exposed to the depreciation in the
Underlying.
[] The notes do not pay interest.
[] Although the return on the notes will be based on the performance of the
Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse.  Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

Hypothetical Payment at Maturity**

Underlying Return Total Return Payment at Maturity
----------------- ------------ -------------------
     30.00%         16.80%          $1,168.00
     25.00%         16.80%          $1,168.00
     15.00%         16.80%          $1,168.00
     10.00%         16.80%          $1,168.00
----------------- ------------ -------------------
     8.40%          16.80%          $1,168.00
     5.00%          10.00%          $1,100.00
----------------- ------------ -------------------
     0.00%           0.00%          $1,000.00
     -5.00%         -5.00%          $950.00
     -10.00%        -10.00%         $900.00
     -20.00%        -20.00%         $800.00
     -30.00%        -30.00%         $700.00
     -40.00%        -40.00%         $600.00
     -50.00%        -50.00%         $500.00
     -60.00%        -60.00%         $400.00
     -70.00%        -70.00%         $300.00
     -80.00%        -80.00%         $200.00
     -90.00%        -90.00%         $100.00
    -100.00%        -100.0%          $0.00
----------------- ------------ -------------------

** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying assuming an Upside Leverage Factor of 2 and a Maximum Return of
16.80% . These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the arithmetic average of the closing levels of the Underlying on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which the closing level of the Underlying is available.
† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return, regardless of the appreciation of the Underlying, which may be significant.  We refer to this percentage as the Maximum Return which will be set on the Pricing Date and will not be less than 16.80%. Accordingly, the maximum amount payable at maturity is expected to be $1,168.00 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
Because the prices of the equity securities included in the Underlying are converted into U.S. dollars for purposes of calculating the level of the Underlying, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Underlying trade. Currency exchange rates may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes in currency exchange rates, including changes in liquidity and prices, can occur within very short periods of time. Currency exchange rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the equity securities included in the Underlying, the level of the Underlying and the value of the securities.

•
The Underlying is exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of the notes

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Underlying, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 14, 2013, Underlying Supplement dated November 19, 2012, Product Supplement No. JPM-III dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313002999/dp38256_424b2-j335.htm

 You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.